

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 31, 2010

via U.S. mail and facsimile

Chen Yi Quan, Principle Executive Officer
China Food and Beverage Acquisition Corp.
27th Floor, Profit Plaza
No.76 West HuangPu Road
Guangzhou, PRC

RE: China Food and Beverage Acquisition Corp.
           Form 10-12(g), Amendment 1 filed March 16, 2010
           File No.: 0-53840

Dear Mr. Quan:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2. Financial Information.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12

1. We note your response to comment eight from our prior letter. We note your
    disclosure continues to indicate that the costs of investigating and analyzing
    business combinations "will be paid with money in our treasury". Please revise as
    appropriate.

2. We note your response to comment nine from our prior letter. We reissue our
    comment. We note your disclosure continues to indicate that "our management
    believes that there are numerous firms seeking even the limited additional capital
    which we will have ...."   Please revise as appropriate. We note you do not have
    any cash or current assets as of December 31, 2009.

Report of Independent Registered Public Accounting Firm, page F-2

3. We note the disclosure in Note 2 that the lack of significant assets to sustain
    expenses until the consummation of a merger and the uncertainty in identifying a
    suitable business opportunity raises substantial doubt about the Company's ability
    to continue as a going concern. However, your auditor's opinion does not contain
    a going concern explanatory paragraph. In light of this disclosure, please have
    your auditor provide us with an assessment to support its conclusion that a going
    concern explanatory paragraph was not required under AU Section 508. Please
    revise or advise.

Financial Statements, F-1

Note 4 Stockholder's Equity (Deficit), page F-9

4. We note your disclosure on page F-9 that on October 13, 2009, the Company
    issued 5,000,000 shares of common stock, $0.0001 par value, to Trade Prosper
    Limited for an aggregate purchase price of $25,000 which has not yet been paid.
    You disclosed on Item 3 of Scheduled 13D filed on January 15, 2010 that Trade
    Prosper Limited acquired 5,000,000 shares of common stock for a purchase price
    of $5,000. The disclosure on page F-9 appears inconsistent with the disclosure on
    Schedule 13D for the purchase price dollar amount. Please revise to ensure that
    the dollar amount disclosed reconcile to the financial statements.

    As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: David N. Feldman
    Facsimile: (212) 997-4242